Exhibit 12.1

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2012	2011	2012
Fixed charges
Interest expense	$120	$94	$247	$204
Amortization of debt issuance costs and debt discount	10	7	20	19
Portion of rental expense representative of interest	19	18	38	37

Total fixed charges	$149	$119	$305	$260

Earnings
Income (loss) from continuing operations before income taxes	$(51)	$(33)	$(140)	$(117)
Fixed charges per above	149	119	305	260

Total earnings	$98	$86	$165	$143

Ratio of earnings to fixed charges	*	*	*	*

*	Earnings for the three months ended June 30, 2011 and 2012 were inadequate to cover fixed charges by $51 million and $33 million, respectively. Earnings for the six months ended June 30, 2011 and 2012 were inadequate to cover fixed charges by $140 million and $117 million, respectively.